02037572

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

Date: 22 May 2002

PRUDENTIAL PLC SCRIP DIVIDEND

Prudential plc announces that the reference price for the fully paid extra shares to be issued to shareholders who elected for the scrip dividend alternative for the 2001 final dividend is 680.1 pence per share.

This price is calculated in accordance with the terms of the circular to shareholders dated 15 April 2002.

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 1,529,504 ordinary shares of 5 pence each fully paid to be admitted to the Official List. It is expected that admission will be granted on Tuesday 28 May 2002 and that dealings will commence on Wednesday 29 May 2002. When issued these shares will rank pari passu with the existing ordinary shares.

END

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 22 May 2002

By: John Price

Title: Deputy Group Secretary